TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT, LLC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tennessee Whiskey the Musical Development, LLC
New York, NY

We have reviewed the accompanying financial statements of Tennessee Whiskey the Musical Development, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 7, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT, LLC
BALANCE SHEET
DECEMBER 31, 2018
_____

ASSETS

CURRENT ASSETS

Cash	$	355
Prepaid Expense		20,000
TOTAL CURRENT ASSETS		20,355
TOTAL ASSETS		20,355

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	23,500
TOTAL CURRENT LIABILITIES	23,500
TOTAL LIABILITIES	23,500

MEMBERS' EQUITY

Member Contributions	293,210
Retained Earnings (Deficit)	(296,355)
TOTAL MEMBERS' EQUITY	(3,145)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 20,355

TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018
_____

Operating Income		
Sales	$	-
Gross Profit		-
Operating Expense		
General & Administrative		164,052
Legal & Professional		37,850
Advertising		94,453
		296,355
Net Income from Operations		(296,355)
Net Income	$	(296,355)

TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(296,355)
Change in Accounts Payable		23,500
Change in Prepaid Expense		(20,000)
Net Cash Flows From Operating Activities		(292,855)
Cash Flows From Financing Activities		
Issuance of Common Stock		293,210
Net Cash Flows From Financing Activities		293,210
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		355
Cash at End of Period	$	355

TENNESSEE WHISKEY THE MUSICAL DEVELOPMENT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018
_____

	Members' Equity	Total Members' Equity
Balance at January 1, 2018	$ -	$ -
Member Contributions	293,210	293,210
Net Income	(296,355)	(296,355)
Balance at December 31, 2018	$ (296,355)	$ (3,145)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Tennessee Whiskey the Musical Development, LLC. ("the Company") is a limited liability company organized under the laws of New York. The Company operates as a musical show company producing "Tennessee Whiskey the Musical", a new Broadway-style show based on the life of Country Music Hall-of-Famer, Dean Dillon. The Company was formed in January 2018. The Company is in its fundraising and pre-commercial production stage.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company currently operates in a pre-revenue stage of development, has limited operational history as well as a net operating loss of $296,355. Revenue can only be generated after funds have been raised to meet pre-production expenses which are needed to successfully launch the production to the public.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise the funds needed to continue pre-production operations through a Reg CF equity offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 4, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's production efforts will be successfully commercialized. Developing and commercializing a stage production requires significant capital, and based on the current operating plan,

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the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. For the fiscal year ended December 31, 2018 the Company's cash position include its operating bank account.

General & Administrative

This expense is comprised of the following three following items,

Music development expense of $40,513 for the fiscal year ended December 31, 2018. Music development include the costs incurred to create demo recordings, as well as fees for writing orchestrations and arrangements for the musical compositions in Tennessee Whiskey the Musical.

Management fees are $99,250 for the fiscal year ended December 31, 2018. Management fees include payments to the Company's general manager and producer.

Professional fees are $37,850 for the fiscal year ended December 31, 2018. Professional fees include legal fees and designer consultant fees for the creation of costume and set renderings

Prepaid Expense

Prepaid expense consists of a $20,000 payment made in October 2018 towards a project initiative to create a site-specific location for the initial commercial production of Tennessee Whiskey the Musical in Nashville, Tennessee.

Accounts Payable

Prior to the formation of the Company in January 2018, the Company's Producer established agreements with the Company's attorney and general manager in December 2017. An initial payment was required to execute each agreement. The Producer's separate entity, Dmoss Productions LLC, paid $12,500 and $10,000 towards the initial payment for each the attorney and general manager as per the terms of the respective agreements. These amounts are payable to Dmoss Productions LLC by the Company.

Advertising

The Company records advertising expenses in the year incurred.

Members' Equity

Membership interests in the Company are represented by only one-unit class; common units. As of October 25, 2019, there have been no distributions made to Members.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of New York.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 7, 2019, the date that the financial statements were available to be issued.

The Company has evaluated events and transactions subsequent to December 31, 2018 through October 25, 2019. The site-specific location project in Nashville, Tennessee, disclosed in Prepaid Expense above, has evolved into the building of a Broadway-sized theater for additional shows independent of the Company's Tennessee Whiskey the Musical. The Company is unsure if the new theater will be completed prior to the launch of Tennessee Whiskey the Musical. As such, the Company has commenced arranging an initial commercial production in London's West End in the event that the theater in Nashville is not completed in time. No additional events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.